Mail Stop 7010

                                                December 22, 2005


Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
12333 West Olympic Boulevard
Los Angeles, CA 90064-1021

	RE:	Teledyne Technologies Incorporated
      Form 10-K for the year ended January 2, 2005
		Filed March 2, 2005
      File #1-15295


Dear Mr. Schnittjer:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 2, 2005

Item 7. Management`s Discussion and Analysis, page 29
Results of Operations, page 31
1. To the extent practicable, quantify the impact of each factor you identify as affecting your overall results of operations as well as your segment results.


Critical Accounting Policies, page 46
2. We believe that your disclosures under critical accounting policies should not merely reiterate your accounting policies but should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. See Release No. 33-8350.

Note 2. Summary of Significant Accounting Policies, page 65
Revenue Recognition, page 66
3. Please note that you should present a roll-forward of your warranty reserve for each period presented in accordance with paragraph 14 b. of FIN 45

Net Income Per Common Share, page 67
4. Please revise to disclose the number of contingent shares that could be issued under your various compensation plans as well as outstanding stock options that were not included in the diluted earnings per share calculation because their effect would be anti-dilutive. Refer to paragraph 40c of SFAS 128.

Goodwill and Acquired Intangible Assets, page 69
5. We note that your impairment policies for goodwill and indefinite-lived intangible assets state that you compare the fair value of your reporting units to their carrying value. It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS
142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. Please also confirm to us that you separately assess goodwill and each indefinite-lived intangible asset for impairment. In addition, please ensure that your disclosed accounting policies comply with SFAS 142 and that your critical accounting policies in MD&A fully address how you separately assess and determine the fair value of goodwill and each indefinite-lived intangible asset.
6. Please tell us how you determined that your reporting units were your business segments. Refer to paragraph 30 of FAS 142.
7. Please provide a roll-forward of goodwill for each period you present a balance sheet by reportable segment as required by paragraph 45 c. of SFAS 142.

Note 4. Business Combinations and Discontinued Operation, page 73
8. We note that you have only included pro forma results related to your acquisition of Isco, Inc. Please tell us what consideration you gave to including pro forma results related to the other acquisitions that took place during 2004. Reference paragraphs 54 and 55 of SFAS
141.

Exhibits 31.2 and 31.2
9. We note that your certifications where you are instructed to insert the identity of the certifying individual include the title of such individual. In addition, we note that you have included references to the "annual report". The language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,



							John Cash
							Accounting Branch Chief

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Mr. Dale A. Schnittjer
Teledyne Technologies Incorporated
December 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE